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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            LUMEN TECHNOLOGIES, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                  550242 10 1
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                                 (CUSIP Number)


                               KANE KESSLER, P.C.
                1350 AVENUE OF THE AMERICAS, NEW YORK, NY 10019
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          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 21, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in a paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SCHEDULE 13D

CUSIP NO. 097937106                                            PAGE 1 OF  PAGES

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     MARTIN E. FRANKLIN
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
     (SEE INSTRUCTIONS)                                              (b)  [ ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not Applicable
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED KINGDOM
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     NUMBER OF             7. SOLE VOTING POWER                      1,039,682
     SHARES               ------------------------------------------------------
     BENEFICIALLY          8. SHARED VOTING POWER                       -0-
     OWNED BY             ------------------------------------------------------
     EACH                  9. SOLE DISPOSITIVE POWER                 1,039,682
     REPORTING            ------------------------------------------------------
     PERSON WITH          10. SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 1,039,682
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                            [X]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0 percent
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Statement amends the Statement on Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Martin E. Franklin with respect to his beneficial ownership of the Common Stock, par value $.01 corporation (Common Stock") of Lumen Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

Item 4.  Purpose of Transaction.

         On October 21, 1998, the Company entered into an Agreement and Plan of Merger, dated October 21, 1998, among EG&G, Inc. (the "Parent"), Lighthouse Weston Corp., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Merger Agreement"), pursuant to which the Purchaser is offering (the "Offer") to purchase all outstanding shares of Common Stock, at a purchase price of $7.75 net cash per share, upon the terms and subject to the conditions set forth in the Merger Agreement. Simultaneously with and as required by the Parent and Purchaser as a condition to their entering into the Merger Agreement, Martin Franklin was required to enter into the Stockholders' Agreement (as defined below).

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Franklin beneficially owns 1,039,682 (the "Shares") shares of Common Stock of the Company (including 391,875 shares of Common Stock that Mr. Franklin has the right to acquire within 60 days upon the exercise of options) which constitutes approximately 5.0% of the Company's outstanding shares of Common Stock. This number of shares excludes 7,691 shares, which are held in trust for Mr. Franklin's minor children, as to which shares Mr. Franklin disclaims beneficial ownership.

         (b) Mr. Franklin has the sole power to vote and the sole power to dispose of all of the shares of common stock of the Company that he beneficially owns, except as provided under the terms of the Stockholders' Agreement described in Item 6 below.

         (c)   See paragraph (a) above.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 21, 1998, Mr. Franklin entered into the Stockholders' Agreement, dated as of October 21, 1998 between the Parent, the Purchaser, Martin E. Franklin, Ian G.H. Ashken, Richard D. Capra and George B. Clairmont (the "Management Stockholders"), with respect to the Shares and all shares subject to options held by Mr. Franklin. Pursuant to the Stockholders' Agreement, Mr. Franklin agreed: (i) to validly tender and not withdraw, pursuant to and in accordance with the terms of the Offer, (x) within five business days after the commencement of the Offer, all Shares owned by him as of the date of the Stockholders' Agreement, and (y) prior to the scheduled expiration of the Offer, any additional Shares acquired after the date of the Stockholders' Agreement by him; (ii) to vote all Shares that he is entitled to vote to approve and adopt the Merger Agreement, the Merger and all the agreements related to the merger and any actions related thereto; (iii) not to vote in favor of any Acquisition Proposal reorganization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, or any corporate actions the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement; (iv) revoke any and all previous proxies granted with respect to the Shares, and to appoint the Purchaser as Mr. Franklin's attorney-in-fact and proxy to vote the Shares in such manner and upon such matters as the Purchaser shall, in the Purchaser's sole discretion, deem proper; (v) not to grant any proxies or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares, except for transfers by gift of options to purchase Shares to any charitable organization, with the prior written consent of the Purchaser.

         The proxy grant pursuant to the Stockholders' Agreement shall be revoked upon termination of the Stockholders' Agreement in accordance with its terms. The Stockholders' Agreement, and Mr. Franklin's obligation thereunder, shall expire on the first to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders' Agreement may be terminated by the Purchaser and the Parent upon written notice to the Management Stockholders. Capitalized terms used herein and not otherwise defined have the same meaning as in the Stockholders' Agreement.

Item 7.  Materials to be Filed as Exhibits.

         The following is Filed herewith as an Exhibit to this Schedule 13D.

         1. Stockholders' Agreement dated October 21, 1998 among EG&G, Inc., Lighthouse Weston Corp., Martin E. Franklin, Ian G.H. Ashken, Richard D. Capra and George B. Clairmont.

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Martin E. Franklin
                                              -----------------------------
                                              Martin E. Franklin

October 29, 1998